SUPPLEMENT

(To Prospectus Supplement dated June 28, 2005 to Prospectus dated December 20, 2004)

$1,600,951,150

(Approximate)

Bear Stearns ARM Trust 2005-4

Issuer

Wells Fargo Bank, N.A.

Master Servicer

Structured Asset Mortgage Investments II Inc.

Depositor

Bear Stearns ARM Trust, Mortgage Pass-Through Certificates, Series 2005-4

The reference to “Mandatory Auction Date” under the caption “Summary of Prospectus Supplement” on page S-4 of the prospectus supplement shall be changed from the distribution date occurring in June 2010 to the distribution date occurring in February 2010.

The pass-through rates on the Class II-A-2, Class II-A-3 and Class II-X-I Certificates under the caption “Summary of Prospectus Supplement—Description of the Certificates—Pass-Through Rates” on pages S-9 and S-10 of the prospectus supplement shall be deleted in their entirety and replaced with the following:

On or prior to the distribution date in February 2010, the Class II-A-2 Certificates will bear interest at a fixed pass-through rate equal to approximately 4.567% per annum, subject to an interest rate cap equal to the weighted average of the net rates of the group II mortgage loans. After the distribution date in February 2010, the Class II-A-2 Certificates will bear interest at a variable pass-through rate equal to the weighted average of the net rates of the group II mortgage loans.

On or prior to the distribution date in February 2010, the Class II-A-3 Certificates will bear interest at a fixed pass-through rate equal to approximately 4.450% per annum, subject to an interest rate cap equal to the weighted average of the net rates of the group II mortgage loans. After the distribution date in February 2010, the Class II-A-3 Certificates will bear interest at a variable pass-through rate equal to the weighted average of the net rates of the group II mortgage loans.

On or prior to the distribution date in February 2010, the Class II-X-1 Certificates will bear interest at a variable pass-through rate equal to the greater of (i) zero and (ii) the excess, if any, of (a) the weighted average of the net rates of the group II mortgage loans, over (b) the weighted average of the pass-through rates of the Class II-A-2 Certificates and Class II-A-3 Certificates. The Class II-X-1 Certificates will have a notional balance equal to the aggregate current principal amount of the Class II-A-2 Certificates and Class II-A-3 Certificates. The pass-through rate with respect to the first interest accrual period is expected to be approximately 0.107% per annum. After the distribution date in February 2010, the pass-through rate and notional balance of the Class II-X-1 Certificates will become zero, and therefore such certificates will not receive any more payments of interest.

The first and third paragraphs under the caption “Summary of Prospectus Supplement—Mandatory Auction of the Mandatory Auction Certificates—Mandatory Auction” on page S-11 of the prospectus supplement shall be amended by replacing the date “June 2010” with “February 2010” and replacing the date “June 1, 2010” with “February 1, 2010”.

The second paragraph under the caption “Summary of Prospectus Supplement—ERISA Considerations” on page S-13 of the prospectus supplement shall be amended by replacing the date “June 2010” with “February 2010”.

The pass-through rates on the Class II-A-2, Class II-A-3 and Class II-X-I Certificates under the caption “Description of the Certificates—Interest Distributions” on page S-45 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

•

On or prior to the distribution date in February 2010, the Class II-A-2 Certificates will bear interest at a fixed pass-through rate equal to approximately 4.567% per annum, subject to an interest rate cap equal to the weighted average of the Net Rates of the group II mortgage loans. After the distribution date in February 2010, the Class II-A-2 Certificates will bear interest at a variable pass-through rate equal to the weighted average of the Net Rates of the group II mortgage loans.

•

On or prior to the distribution date in February 2010, the Class II-A-3 Certificates will bear interest at a fixed pass-through rate equal to approximately 4.450% per annum, subject to an interest rate cap equal to the weighted average of the Net Rates of the group II mortgage loans. After the distribution date in February 2010, the Class II-A-3 Certificates will bear interest at a variable pass-through rate equal to the weighted average of the Net Rates of the group II mortgage loans.

•

On or prior to the distribution date in February 2010, the Class II-X-1 Certificates will bear interest at a variable pass-through rate equal to the greater of (i) zero and (ii) the excess, if any, of (a) the weighted average of the Net Rates of the group II mortgage loans, over (b) the weighted average of the pass-through rates of the Class II-A-2 Certificates and Class II-A-3 Certificates. The Class II-X-1 Certificates will have a notional balance equal to the aggregate current principal amount of the Class II-A-2 Certificates and Class II-A-3 Certificates. The Pass-Through Rate with respect to the first interest accrual period is expected to be approximately 0.107% per annum. After the distribution date in February 2010, the pass-through rate and notional balance of the Class II-X-1 Certificates will become zero, and therefore such certificates will not receive any more payments of interest.

The first paragraph under the caption “Description of the Certificates—Mandatory Auction” on page S-49 of the prospectus supplement shall be amended by replacing the date “June 2010” with “February 2010”.

The third paragraph under the caption “Yield on the Certificates—Prepayment Considerations” on page S-53 of the prospectus supplement shall be amended by replacing the date “June 2010” with “February 2010”.

The second and third paragraphs under the caption “Yield on the Certificates—Pass-Through Rates” on page S-56 of the prospectus supplement shall be amended by replacing the date “June 2010” with “February 2010”.

The yield table for the Class II-X-1 Certificate on page S-66 of the prospectus supplement is hereby deleted in its entirety and replaced with the following:

Pre-Tax Yield to Maturity of the Class II-X-1 Certificates at the Following CPR Percentages

Assumed Purchase Price	0%	10%	25%	40%	50%
$490,607	1.97%	1.97%	0.78%	(10.26)%	(22.96)%

The definition of “Mandatory Auction Distribution Date” on page S-87 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

Mandatory Auction Distribution Date — With respect to each Mandatory Auction Certificate, February 25, 2010, or if such date is not a business day, the next succeeding business day; provided, however, that in the event that no bids are received (or it is deemed that no bids are received) for all or a portion of a class of Mandatory Auction Certificates in the manner set forth in the Auction Administration Agreement, the Mandatory Auction Distribution Date for each such Mandatory Auction Certificate shall mean, with respect to such Mandatory Auction Certificate, the Distribution Date in the month in which the Auction Administrator receives at least one bid for such Mandatory Auction Certificate in the manner set forth in the Auction Administration Agreement.

This supplement may be used to offer or sell the certificates offered hereby only if accompanied by the prospectus supplement and prospectus.

Until 90 days after the date of this supplement, all dealers effecting transactions in the certificates offered hereby, whether or not participating in this distribution, may be required to deliver a supplement, prospectus supplement and prospectus. This is in addition to the obligation of dealers to deliver a supplement, prospectus supplement and prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Bear, Stearns & Co. Inc.

The date of this supplement is July 18, 2005